SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                FORM 12b-25


                                             Commission File Number 0-27520
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                         NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-KSB   [  ] Form 11-K    [  ] Form 20-F
             [X] Form 10-Q     [  ] Form N-SAR

             For Period Ended:   September 30, 2003
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

        For the Transition Period Ended:____________________


Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, sidentify the Item(s) to which the notification relates:


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                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant   SDC INTERNATIONAL, INC.

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Former name if applicable


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Address of principal executive office (Street and number)

             231 Bradley Place

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City, state and zip code

             Palm Beach, FL 33480

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                                 PART II
                          RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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[x]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III
                               NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In December 2001, SDC International, Inc. (the "Company") completed its acquisition of TATRA A.S. ("TATRA"). The financial statements of TATRA were originally prepared in accordance with generally accepted auditing standards in the Czech Republic. The Company has been unable to timely file its Quarterly Report on Form 10QSB without unreasonable effort or expense because the Company is currently awaiting the final review of the 2002 consolidated financial statements of TATRA and the Company by its independent auditors. It is the intention of the Company's management to complete the preparation and filing of the Form 10-QSB for the period ended September 30, 2003 as soon as practicable after the completion of this final review.


                                PART IV
                          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Thomas B. Walker, CFO                (561)             882-9300
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           (Name)                      (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                           [ ]  Yes      [ X ]  No

                      Form 10-QSB for the quarter ended March 31, 2002
                      Form 10QSB for the quarter ended June 30, 2002
                      Form 10QSB for the quarter ended September 30, 2002 Form 10KSB for the fiscal year ended December 31, 2002 Form 10QSB for the quarter ended March 31, 2003
                      Form 10QSB for the quarter ended June 30, 2003.

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X]  Yes      [  ]  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the period ended September 30, 2003 will be materially different from the corresponding period ended September 30, 2002 because the Company completed the first complete year of operation of Tatra. Accordingly, Tatra's results from operations will be included in the Company's consolidated results of operations in the subject report.


                    SDC INTERNATIONAL, INC.
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	(Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   November 14, 2003              By: /s/Thomas B. Walker
                                          ________________________________

                                          Thomas B. Walker
                                          Chief Financial Officer

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